BRADFORD RODGERS
SVP and Senior Counsel
Writer's Direct Number: (205) 268-1113
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
E-mail: brad.rodgers@protective.com
April 18, 2024
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Protective Life Insurance Company
Post-Effective Amendment No. 1 to Form S-1 Registration Statement
For Market Defender II Annuity Contracts
Dear Commissioners:
Protective Life Insurance Company (“Protective Life”) is transmitting the above-captioned Post-Effective Amendment No. 1 to the Form S-1 Registration Statement (File No. 333-271426) for filing with the Securities and Exchange Commission. This Post-Effective Amendment No. 1 relates to certain limited flexible premium deferred index-linked annuity contracts (the “Contracts”) issued by Protective Life and contains all exhibits and other required information.

Post-Effective Amendment No. 1 does not reflect any changes to the terms of the Contracts or any material changes to disclosure relating to the Contracts. Post-Effective Amendment No. 1 has been marked to show all changes made since Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, which was filed on April 18, 2023 (File No. 333-271426). Protective Life represents that the materiality of the changes from Pre-Effective Amendment No. 1 is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act of 1933 if Form S-1 registration statements were eligible for filing under Rule 485.
We are also submitting requests from Protective Life, the issuer, and Investment Distributors, Inc., the principal underwriter, that the effectiveness of this Post-Effective Amendment No. 1 to the Registration Statement be accelerated to May 1, 2024 or a date as soon as practicable thereafter.
If you have any questions or comments about this filing, please contact the undersigned at (205) 268-1113 or our counsel Thomas Bisset at (202) 383-0118.
Very truly yours,
/s/ Bradford Rodgers
Bradford Rodgers
SVP and Senior Counsel

cc:	Thomas Bisset, Esq.